                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December 2002


                                  OPTIBASE LTD.
                                  -------------
                 (Translation of registrant's name into English)

                                2 GAV YAM CENTER
                                7 SHENKAR STREET
                             HERZLIYA 46120, ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X  Form 40-F
                                    ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

Attached hereto and incorporated by reference herein is the following document sent to the shareholders of Optibase Ltd. on or about November 5, 2002:

     Notice of annual general meeting of shareholders and proxy statement, dated November 5, 2002.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   Optibase Ltd.
                                   -------------
                                    (Registrant)


                                   By:    /s/ Zvika Halperin
                                          ------------------
                                   Name:  Zvika Halperin
                                   Title: Chief Financial Officer


Date: December 19, 2002

                                  OPTIBASE LTD.
                              7 SHENKAR ST. HERZLIA
                                 972-9-970-9200



Dear Shareholder,

     You are cordially invited to attend the Annual General Meeting of Shareholders of Optibase Ltd. (the "Company") to be held at 16:00, Israel time, on Thursday, December 5, 2002, at the Company's offices at 7 Shenkar St., Herzliya, Israel.

     The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

     For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote ''FOR'' proposals 1 through 9, as specified on the enclosed form of proxy.

     We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 2 business days before the meeting.

     Thank you for your continued cooperation.



                                              Very truly yours,

                                              /S/TOM WYLER
                                              TOM WYLER,
                                              CHAIRMAN OF THE BOARD OF DIRECTORS


Herzliya, Israel
November 5, 2002

                                  OPTIBASE LTD.
                             7 SHENKAR ST. HERTZELIA
                                 972-9-970-9200

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Optibase Ltd. (the "Company") will be held at 16:00, Israel time, on Thursday, December 5, 2002, at the Company's offices at 7 Shenkar St., Herzliya, Israel for the following purposes:

     1. To re-elect to the Company's board of directors (the "Board of Directors") three directors currently in office;

     2. To reappoint the Company's auditors for the fiscal year ended December 31, 2002 and to authorize the Board of Directors to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for the year ended December 31, 2002;

     3. To approve the compensation of each of the Company's directors, as shall be from time to time, save for Mr. Tom Wyler, in an annual amount of 18,000 US Dollars, plus reimbursement of expenses effective as of January 31, 2002;

     4. To approve the issuance of 15,000 options exercisable into 15,000 shares NIS 0.13 nominal value each of the Company to each of the directors of the Company, other than to Mr. Tom Wyler, pursuant to the 1999 Israeli Share Option Plan of the Company (the "Plan");

     5. To approve an issuance of 200,000 options exercisable into 200,000 shares NIS 0.13 nominal value each of the Company to Mr. Tom Wyler, the Chairman of the Board of Directors, who is also considered an indirect controlling shareholder of the Company, as defined in the Israeli Companies Law, 1999 (the "Companies Law"), pursuant to the Plan;

     6. To approve the Company's purchsase of an insurance policy concerning insurance of directors' and officers' liability, including as directors and officers of the Company's subsidiaries;

     7. To approve the grant by the Company, in accordance with the Companies Law, of a prospective undertaking to indemnify directors and officers of the Company who are non-controlling shareholders of the Company;

     8. To approve the inclusion of liability coverage of Mr. Tom Wyler, the Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company, in any directors' and officers' insurance policies currently maintained by the Company and in any directors' and officers' insurance policies that may be maintained by the Company from time to time in the future; and

     9. To approve the grant by the Company, in accordance with the Companies Law, of a prospective undertaking to indemnify Mr. Tom Wyler, the Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company. The terms of such prospective indemnification undertaking shall be identical in all respects to the prospective indemnification undertaking to be granted to all other directors and officers of the Company, as described in Proposal 7 herein.

     In addition, the shareholders will be requested to consider at the Meeting the Board of Directors' Report and the financial statements of the Company for the fiscal year ended December 31, 2001.

     Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

     Shareholders of record at the close of business on October 29, 2002 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies in writing and vote their shares in person.

     Joint holders of shares should take note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Shareholders.

                                             By Order of the Board of Directors,

                                             /S/TOM WYLER
                                             TOM WYLER,
                                             CHAIRMAN OF THE BOARD OF DIRECTORS

Herzliya, Israel
November 5, 2002

                                  OPTIBASE LTD.
                             7 SHENKAR ST. HERTZELIA
                                 972-9-970-9200

                                 PROXY STATEMENT

     This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.13 nominal value (the "Shares"), of Optibase Ltd. (the "Company") in connection with the solicitation of proxies by the management and board of directors of the Company ("Board of Directors") for use at the Annual General Meeting of Shareholders (the "Meeting") to be held at 16:00, Israel time, on Thursday, December 5, 2002, at the Company's offices at 7 Shenkar St., Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Meeting (the "Notice").

     At the Meeting, the shareholders will be asked to consider and vote on the following matters:

     1. To re-elect to the Company's board of directors (the "Board of Directors") three directors currently in office;

     2. To reappoint the Company's auditors for the fiscal year ended December 31, 2002 and to authorize the Board of Directors to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for the year ended December 31, 2002;

     3. To approve the compensation of each of the Company's directors, as shall be from time to time, save for Mr. Tom Wyler, in an annual amount of 18,000 US Dollars, plus reimbursement of expenses effective as of January 31, 2002;

     4. To approve the issuance of 15,000 options exercisable into 15,000 shares NIS 0.13 nominal value each of the Company to each of the directors of the Company, other than to Mr. Tom Wyler, pursuant to the 1999 Israeli Share Option Plan of the Company (the "Plan");

     5. To approve an issuance of 200,000 options exercisable into 200,000 shares NIS 0.13 nominal value each of the Company to Mr. Tom Wyler, the Chairman of the Board of Directors, who is also considered an indirect controlling shareholder of the Company, as defined in the Israeli Companies Law, 1999 (the "Companies Law"), pursuant to the Plan;

     6. To approve the Company's purchsase of an insurance policy concerning insurance of directors' and officers' liability, including as directors and officers of the Company's subsidiaries;

     7. To approve the grant by the Company, in accordance with the Companies Law, of a prospective undertaking to indemnify directors and officers of the Company who are non-controlling shareholders of the Company;

     8. To approve the inclusion of liability coverage of Mr. Tom Wyler, the Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company, in any directors' and officers' insurance policies currently maintained by the Company and in any directors' and officers' insurance policies that may be maintained by the Company from time to time in the future; and

     9. To approve the grant by the Company, in accordance with the Companies Law, of a prospective undertaking to indemnify Mr. Tom Wyler, the Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company. The terms of such prospective indemnification undertaking shall be identical in all respects to the prospective indemnification undertaking to be granted to all other directors and officers of the Company, as described in Proposal 7 herein.

     In addition, the shareholders will be requested to consider at the Meeting the Board of Directors' Report and the financial statements of the Company for the fiscal year ended December 31, 2001.

     Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

     The approval of each of Proposals 1 through 4, 6 and 7 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy.

     The approval of each of Proposals 5, 8 and 9 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy, provided that either (i) such majority vote at the Meeting will include at least one third (1/3) of the total votes of shareholders having no Personal Interest (as described below) in the proposal, who are present at the Meeting in person or by proxy; votes abstaining will not be taken into account in counting the above referenced shareholders' votes; or
(ii) the total number of votes of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

     Under the Companies Law, a "Personal Interest" means a personal interest of a person in an act or transaction of a company, including a personal interest of such person's relatives or of other corporation in which such person or his relative are interested parties. AN INTEREST RESULTING MERELY FROM SUCH PERSON'S HOLDING OF A COMPANY'S SHARES, IS NOT DEEMED A "PERSONAL INTEREST".

     A shareholder participating in the Meeting will advise the Company, prior to exercising his voting rights at the Meeting with respect to each of the Proposals 5, 8 and 9, whether or not such shareholder has a Personal Interest in the transaction underlying such proposal.

     In the event that such shareholder delivers a signed proxy to the Company as stated above, such shareholder should indicate in the proxy whether or not such shareholder has a Personal Interest in each of Proposals 5, 8 and 9. Shares of a shareholder who does not so indicate will not be counted or voted for purposes of such proposal.

     Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the meeting, the meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the board of directors in notice to the shareholders, and the adjourned meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum.

     A proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting, only if specific instructions are specified (including the declaration of a Personal Interest). If a shareholder instructs in a proxy that such shareholder wishes to abstain from voting on the proposal, the Shares represented by such proxy will be deemed not to have been cast at the Meeting for the purpose of the particular proposal and, accordingly, the percentage of affirmative votes required for approval of such proposal will not take into account such Shares not voted. Shareholders may revoke the authority granted by their execution of a proxy at any time before the effective exercise thereof by returning a later-dated proxy or by voting in person at the Meeting.

     Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about November 5, 2002 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain direcotrs, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.


                      OUTSTANDING SHARES AND VOTING RIGHTS

     The Company had 12,268,596 Shares1 outstanding as of October 27, 2002. Each Share is entitled to one vote upon each proposal to be presented at the Meeting.



-----
1    Such number excludes 531,023 Shares held by the Company.

            BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     The following table sets forth, as of October 27, 2002, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

------------------------------------------------- ------------------------------------ ---------------------------
                NAME AND ADDRESS                               NUMBER OF                   PERCENT OF SHARES
                                                      SHARES BENEFICIALLY OWNED1           BENEFICIALLY OWNED
------------------------------------------------- ------------------------------------ ---------------------------
  Festin Management Corp.                                     3,100,0002                         25.27%
------------------------------------------------- ------------------------------------ ---------------------------
  John Krooss                                                   813,082                          6.62%
------------------------------------------------- ------------------------------------ ---------------------------
  Moshe and Avraham Namdar                                     1,684,300                         13.73%
------------------------------------------------- ------------------------------------ ---------------------------
  All directors and officers of the Company as
  a group (14 persons)                                        4,522,1063                         35.12%
------------------------------------------------- ------------------------------------ ---------------------------

1. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission (the "SEC") and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of October 27, 2002 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D filing with the SEC and, unless otherwise indicated below, the company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by the directors include the Shares owned by their family members to which such directors disclaim beneficial ownership.

2. The principal place of business is Road Town, Pasea Estate, P.O. Box 3149, Tortola, British Virgin Islands. Festin Management Corp. was formed by Mr. Tom Wyler and Mr. Arthur Mayer-Sommer, each owning 50% of the capital stock of Festin and each is principally engaged as a private investor. In June 2001, our Board of Directors has appointed Tom Wyler and Arthur Mayer-Sommer to serve as directors of the Company and in September 2001, the Board of Directors appointed Tom Wyler to serve as the chairman of the Board of Directors. Tom Wyler has also assumed the position of Chief Executive Officer in charge of the operations of the Company until a successor is elected. Note, that Arthur Mayer-Sommer resigned from the Board of Directors on October 23, 2002, and holds no other position in the Company.

3. Includes 3,910,074 Shares and 608,084 Shares issuable upon exercise of options that may be exercisable within 60 days of the date hereof. Includes 3,100,000 Shares held by Festin Management Corp., see note 2 above.


PROPOSAL NO. 1
--------------

                            RE-ELECTION OF DIRECTORS

     At the Meeting, three (3) directors are to be re-elected, who, together with the two (2) serving external directors, currently constitute the entire Board of Directors. Each of the re-elected directors will hold office until the next Annual General Meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the Annual General Meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the four nominees listed below.

     Note that Mr. Arthur Mayer-Sommer resigned from the Board of Directors on October 23, 2002 due to his other demanding business occupations.

     The nominees have indicated to the Company their availability for election. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

     The directors have the right at any time, in a resolution approved by at least a majority of the Company's directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company's articles of association, to fill a place which has randomly been vacated or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director. The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of October 27, 2002:

================================ ================== ======================================= =====================
                                       YEAR
                                       FIRST                       PRINCIPAL                     BENEFICIAL
                                       BECAME                    OCCUPATION OR                   OWNERSHIP
           NOMINEES                   DIRECTOR                     EMPLOYMENT                    OF SHARES
================================ ================== ======================================= =====================
Tom Wyler(1)                           2001         Chairman of the Board of Directors            25.27%*
-------------------------------- ------------------ --------------------------------------- ---------------------
Dana Tamir(3)                          2000         A director of the Company                      0.2%**
-------------------------------- ------------------ --------------------------------------- ---------------------
Alex Hilman(3)                         2002         Partner in an Israeli accounting firm           ---
================================ ================== ======================================= =====================

================================ ================== ======================================= =====================
                                       YEAR
           SERVING                     FIRST                       PRINCIPAL                     BENEFICIAL
           EXTERNAL                    BECAME                    OCCUPATION OR                   OWNERSHIP
           DIRECTORS                  DIRECTOR                     EMPLOYMENT                    OF SHARES
================================ ================== ======================================= =====================
Eddy Shalev(2)(3)                      2002         Managing General Partner of Genesis             ---
                                                    Partners, an Israeli capital fund
-------------------------------- ------------------ --------------------------------------- ---------------------
Chaim Labenski(1)(2)(3)                2002         Investment advisor                              ---
================================ ================== ======================================= =====================

* Based on 3,100,000 Shares held by Festin Management Corp., see note 2 to the table of Beneficial Ownership o Securities by Certain Beneficial Owners and Management above.
** Note, that such percentage is based on 25,000 options held by Ms. Tamir, that, if exercised, would amount to 0.2% of the Company's outstanding share capital.

(1)  Member of the investment committee.
(2)  Member of the compensation committee.
(3)  Member of the audit committee.

     TOM WYLER, joined the Board of Directors in June 2001, and has served as Chairman of the Board of Directors of the Company since September 2001 and as CEO since February 2002. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange and financial futures. In the early 1990s, Mr Wyler turned his efforts to real estate interests in the US. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

     DANA TAMIR, joined the Board of Directors in September 2000. In the past, Ms. Tamir served as vice president, marketing of Radguard Ltd., which specialized in VPW solutions for service providers and large enterprises. From January 1997 to May 2000, Ms. Tamir served as the CEO of Qronus Interactive Ltd. and as president of Qronus, Inc., a company that was spun off by Mercury.

     ALEX HILMAN, joined the Board of Directors in February 2002. Mr. Hilman, CPA (ISR) is a partner in Hilman & Co., which provides auditing tax and business consulting services to corporations. Mr. Hilman, the ex-president of the institute of certified public accountants in Israel, serves on the boards of various companies. Mr. Hilman lectures taxation in Tel Aviv University and has published professional works and articles on tax and accounting, Mr. Hilman has also held professional and management positions at the Ministry of Finance of Israel. Mr. Hilman holds a B.A. in Accountancy and Economics from Tel-Aviv University.

ALTERNATE DIRECTORS

     Subject to the Companies Law, the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however that such alternate director is approved in a resolution approved by at least a majority of the Company's directors. Pursuant to the Company's articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

     The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies
Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Israeli Companies Law, 1999.

     The Company's current external directors, Messrs. Eddy Shalev and Chaim Labenski shall continue to serve as external directors for the remainder of their three-year term.

     It is proposed that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
"RESOLVED, THAT THE RE-ELECTION OF MESSRS. WYLER AND HILMAN AND MS. TAMIR AS DIRECTORS OF THE COMPANY BE, AND SAME HEREBY IS, APPROVED."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR A RE-ELECTION OF ALL THE NAMED NOMINEES TO THE BOARD OF DIRECTORS.


PROPOSAL NO. 2
--------------

          RE-APPOINTMENT OF THE COMPANY'S AUDITORS FOR THE FISCAL YEAR
            ENDED DECEMBER 31, 2002 AND AUTHORIZATION OF THE BOARD OF
               DIRECTORS TO DETERMINE THE AUDITORS' REMUNERATION

     The Board of Directors designated Kost Forer & Gabbay, a member of Ernst & Young International, Ltd., the current auditors of the Company, for reappointment as the Company's auditors for the fiscal year ended December 31, 2002. The auditors have no relationship with the Company or with any affiliate of the Company, except as auditors.

     It is proposed that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
"RESOLVED, THAT THE REAPPOINTMENT OF KOST FORER & GABBAY, A MEMBER OF ERNST & YOUNG INTERNATIONAL, LTD. AS THE COMPANY'S AUDITORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002, AND THE DETERMINATION BY THE BOARD OF DIRECTORS OF THE REMUNERATION OF SAID AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY BE, AND SAME HEREBY ARE, APPROVED."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.


PROPOSAL NO. 3
--------------

              APPROVAL OF THE COMPENSATION OF EACH OF THE COMPANY'S
       DIRECTORS, AS SHALL BE FROM TIME TO TIME, SAVE FOR MR. TOM WYLER,
        IN AN ANNUAL AMOUNT OF 18,000 US DOLLARS, PLUS REIMBURSEMENT OF
                   EXPENSES EFFECTIVE AS OF JANUARY 31, 2002

     Following the approval of the Audit Committee and the Board of Directors, it is proposed to approve the compensation to be paid to each member of the Board of Directors, as shall be from time to time (other than Mr. Wyler), in an annual amount of 18,000 US Dollars, plus reimbursement of expenses, effective as of January 31, 2002.

     It is proposed that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
"RESOLVED, THAT THE COMPENSATION TO BE PAID TO EACH MEMBER OF THE BOARD OF DIRECTORS, AS SHALL BE FROM TIME TO TIME (OTHER THAN MR. WYLER), IN AN ANNUAL AMOUNT OF 18,000 US DOLLARS, PLUS REIMBURSEMENT OF EXPENSES, EFFECTIVE AS OF JANUARY 31, 2002, WHICH COMPENSATION HAS BEEN APPROVED BY THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS, AND AS PRESENTED TO THE SHAREHOLDERS, BE, AND SAME HEREBY IS, APPROVED."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.


PROPOSAL NO. 4
--------------

       APPROVAL OF THE ISSUANCE OF 15,000 OPTIONS EXERCISABLE INTO 15,000
          SHARES NIS 0.13 NOMINAL VALUE EACH OF THE COMPANY TO EACH OF
              THE DIRECTORS OF THE COMPANY, AND OTHER THAN MR. TOM
                           WYLER, PURSUANT TO THE PLAN

     Following the approval of the Audit Committee and the Board of Directors, it is proposed to approve an issuance of 15,000 options exercisable into 15,000 shares NIS 0.13 nominal value each of the Company (in this Proposal 5, the "Options") to each of the directors of the Company (other than Mr. Wyler) pursuant to the 1999 Israeli Share Option Plan (the "Plan").

     The following are the main terms of the option agreement to be signed with each Optionee, as defined herein.

1.   TERMS OF THE OPTIONS

     1.1 The total amount of Options to be issued to all of the members of the Board of Directors (other than Mr. Wyler) constitute 0.5% of the Company's outstanding share capital and 0.4% of the Company's outstanding share capital, on a fully diluted basis2.

     1.2 The Options shall be issued to each of the Optionees (the "Optionees") without consideration.

     1.3 The right of each Optionee to exercise the Options issued to him shall vest accordingly: 25% of the Options issued to such Optionee shall vest following one calendar year as of the date of their issuance, an additional 25% of such Options shall vest following two calendar years as of the date of their issuance, an additional 25% of such Options shall vest following three calendar years as of the date of their issuance, and the remaining 25% of such Options shall vest following four calendar years as of the date of their issuance (the "Vesting Periods").

     1.4 The Options may not be exercised following their 10th anniversary.

2.   THE CONSIDERATION

     2.1 The exercise price of each Option will be the closing price per share of the Company's shares on the Nasdaq-NM on the last trading day prior to the date of issuance of the Options (the "Exercise Price").

     2.2 The closing price of the Shares on the Nasdaq-NM on October 22, 2002 (prior to the resolution of the Board of Directors) was 1.52 US dollars. The closing price of the Shares on the Nasdaq-NM on October 25, 2002, prior to the date of this Proxy Statement was 1.4 US Dollars.

3.   ADJUSTMENTS

     The number of Shares to be issued upon the exercise of the Options is subject to customary adjustments in the event of changes in capitalization, dissolution or liquidation, merger or asset sale.

4.   TERMINATION OF RELATIONSHIP BETWEEN THE COMPANY AND THE OPTIONEES

     4.1 TERMINATION OF RELATIONSHIP AS A SERVICE PROVIDER. If an Optionee ceases to be a Service Provider, as defined in the Plan, and other than upon the Optionee's death or disability, the Optionee may exercise his or her Options within ninety (90) days following the Optionee's termination to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of such Options as set forth in section 1.4 above). If, on the date of termination, the Optionee is not vested as to his or her entire Options, the Shares covered by the unvested portion of the Options shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the Plan.

     4.2 DISABILITY OF OPTIONEE. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, as defined in the Plan, the Optionee may exercise his or her Options within twelve (12) months following the Optionee's termination to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of such Options as set forth in section 1.4 above). If, on the date of termination, the Optionee is not vested as to his or her entire Options, the Shares covered by the unvested portion of the Options shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the Plan.

     4.3 DEATH OF OPTIONEE. If an Optionee dies while a Service Provider, as defined in the Plan, the Options may be exercised within twelve (12) months following the Optionee's death to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of such Options as set forth in section 1.4 above). If, on the date of termination, the Optionee is not vested as to his or her entire Options, the Shares covered by

-----
2 Taking into consideration the exercise of 3,239,686 options and warrants exercisable into 3,239,686 Shares of the Company, which to the date of this Proxy Statement constitute the entire securities of the Company which may be converted or exercised into Shares.

the unvested portion of the Options shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the Plan.

5.   NON-TRANSFERABILITY OF OPTIONS.

     The Options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

6.   DATE OF ISSUANCE

     The issuance of the Options will be consummated on the day of the receipt of the Company's general meeting of shareholders' approval for the issuance detailed in this Proposal 4.

7.   TAX EFFECTS OF THE PRIVATE ISSUANCE ON THE COMPANY

     All tax consequences under any applicable law (other than any applicable stamp duty) which may arise from the grant of the Options and/or the exercise thereof and/or the holding or sale of Shares (or other securities issued under the Plan) and/or any dividend or other benefits granted for such Shares by or on behalf of the Optionee in connection with any of the foregoing shall be borne solely by such Optionee.

8.   BOARD OF DIRECTORS' DISCRETION

     Under the Plan, the Board of Directors has discretion regarding certain items under the Plan, INTER ALIA, its administration and construction and interpretation of the terms of the Plan.

     It is proposed that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
"RESOLVED, THAT THE ISSUANCE OF 15,000 OPTIONS EXERCISABLE INTO 15,000 ORDINARY SHARES NIS 0.13 EACH OF THE COMPANY TO EACH OF THE DIRECTORS OF THE COMPANY (OTHER THAN MR. WYLER) PURSUANT TO THE 1999 ISRAELI SHARE OPTION PLAN, WHICH HAVE BEEN APPROVED BY THE COMPANY'S AUDIT COMMITTEE AND BOARD OF DIRECTORS AND AS PRESENTED TO THE SHAREHOLDERS, BE, AND SAME HEREBY ARE, APPROVED."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.


PROPOSAL NO. 5
--------------

       APPROVAL OF AN ISSUANCE OF 200,000 OPTIONS EXERCISABLE INTO 200,000
          SHARES NIS 0.13 NOMINAL VALUE EACH OF THE COMPANY TO MR. TOM
           WYLER, THE CHAIRMAN OF THE BOARD OF DIRECTORS, WHO IS ALSO
             CONSIDERED AN INDIRECT CONTROLLING SHAREHOLDER OF THE
                         COMPANY, PURSUANT TO THE PLAN

     Following the approval of the Audit Committee and the Board of Directors, it is proposed to issue 200,000 options exercisable into 200,000 shares NIS 0.13 nominal value each of the Company (in this Proposal, the "Options") to Mr. Tom Wyler, the Chairman of the Board of Directors who is also considered an indirect controlling shareholder of the Company, pursuant to the 1999 Israeli Share Option Plan. The Options shall constitute 1.6% of the Company's outstanding share capital and 1.3% of the Company's outstanding share capital, on a fully diluted basis3.

     The terms of the Options shall be identical to the terms of the options to be issued to all of the directors of the Company, as stipulated in Proposal 4 above.

     It is proposed that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
"RESOLVED, THAT THE ISSUANCE OF 200,000 OPTIONS TO MR. TOM WYLER, THE CHAIRMAN OF THE BOARD OF DIRECTORS, WHO IS CONSIDERED AN INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY, PURSUANT TO THE 1999 ISRAELI SHARE OPTION PLAN, WHICH TERMS HAVE BEEN APPROVED BY THE COMPANY'S AUDIT COMMITTEE AND BOARD OF DIRECTORS AND AS PRESENTED TO THE SHAREHOLDERS, BE, AND SAME HEREBY IS, APPROVED."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.


PROPOSAL NO. 6
--------------

           APPROVAL OF THE COMPANY'S PURCHSASE OF AN INSURANCE POLICY
          CONCERNING DIRECTORS' AND OFFICERS' LIABILITY, INCLUDING AS
              DIRECTORS AND OFFICERS OF THE COMPANY'S SUBSIDIARIES

     Following the approval of the Audit Committee and the Board of Directors, it is proposed to approve the purchase by the Company of an insurance policy for directors' and officers' liability, including as directors or officers of the Company's subsidiaries, for the period of March 22, 2002 until March 21, 2003. Such policy covers a total liability of $7.5 million. The annual premium to be paid by the Company with respect to such insurance policy is approximately $203,000. It is proposed that the following resolution be adopted at the
Meeting:


--------------------------------------------------------------------------------
"RESOLVED, THAT THE COMPANY'S PURCHASE OF AN INSURANCE POLICY WITH RESPECT TO DIRECTORS' AND OFFICERS' LIABILITY, INCLUDING AS DIRECTORS OR OFFICERS OF THE COMPANY'S SUBSIDIARIES, WHICH TERMS HAVE BEEN APPROVED BY THE AUDIT COMMITTEE AND BOARD OF DIRECTORS AND AS PRESENTED TO THE SHAREHOLDERS, BE, AND THE SAME HEREBY IS, APPROVED."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.


-----
3    See footnote 2 above.

PROPOSAL NO. 7
--------------

          APPROVAL OF THE GRANT BY THE COMPANY, IN ACCORDANCE WITH THE
            COMPANIES LAW, OF A PROSPECTIVE UNDERTAKING TO INDEMNIFY
                     DIRECTORS AND OFFICERS OF THE COMPANY
              WHO ARE NON-CONTROLLING SHAREHOLDERS OF THE COMPANY

     The following principles shall apply to the prospective indemnification undertaking granted by the Company to all the directors and officers of the
Company:

     1. The aggregate indemnification amount pursuant to such undertaking to prospectively indemnify shall not exceed the higher of: (i) 25% of the shareholders' equity of the Company, as set forth in the Company's most recent consolidated financial statements prior to such payment; (ii) 7.5 million US Dollars, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company from time to time with respect to matters covered by such letters of undertaking to prospectively indemnify. The Board of Directors has determined that, considering the scope and type of activity of the Company, this amount is reasonable under the circumstances.

     2. The undertaking to prospectively indemnify shall apply (subject to any limitations or restrictions under law) to the following events, that, in the opinion of the Board of Directors, are foreseeable as of the date hereof:

        (i) Any issuance of securities, including without limitation, a public offering pursuant to a prospectus, a private offering, the issuance of bonus shares or any offer of securities in any other manner;

        (ii) A "Transaction" within the meaning of Section 1 of the Companies Law, including without limitation a transfer, sale or purchase of assets or liabilities, including securities, or the grant or receipt of a right to any of the foregoing, and any act directly or indirectly involved in such "Transaction";

        (iii) Report or notice filed in accordance with any applicable law, including the Companies Law and/or the Israeli Securities Law of 1968, and/or the Securities Exchange Act of 1933 and/or the Securities Exchange Act of 1934 including regulations promulgated thereunder, or in accordance with rules or instructions prevailing on an Israeli stock exchange or on Nasdaq-NM, or a stock exchange outside of Israel, or any law of another country regulating similar matters and/or the omission to act accordingly;

        (iv) Any resolutioin with respect to distribution, as defined in the Companies Law;

        (v) Amendment to the Company's structure or its reorganization or any resolution with respect to such matters, including without limitation, a merger, split, change in the Company's capital structure, incorporation of subsidiaries, dissolution or sale thereof, issuance or distribution;

        (vi) The making of any statement, including a bona fide statement or opinion made by an officer of the Company in such capacity, including during meetings of the Board of Directors or any committee thereof;

        (vii) An act in contradiction to the articles or memorandum of association of the Company; and

        (viii) Any of the foregoing events relating to the capacity of such officer as an officer of a corporation controlled by the Company or otherwise affiliated therewith.

        (ix) Any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits (including allocation of securuties to employees).

        (x) Any action or decision in relation to work safety and/or working conditions.

        (xi) Negotiation for, signing and performance of insurance policy.

     Under this proposal the Company shall issue prospective indemnification undertaking letters to all directors and officers of the Company, as shall from time to time be entitled to prospective indemnification.

     It is proposed that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
"RESOLVED, THAT THE GRANT OF PROSPECTIVE INDEMNIFICATION UNDERTAKING TO DIRECTORS AND OFFICERS OF THE COMPANY, WHO ARE NOT CONTROLLING SHAREHOLDERS OF THE COMPANY, WHICH TERMS HAVE BEEN APPROVED BY THE COMPANY'S AUDIT COMMITTEE AND BOARD OF DIRECTORS AND AS PRESENTED TO THE SHAREHOLDERS, BE, AND SAME HEREBY IS, APPROVED."
--------------------------------------------------------------------------------

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED RESOLUTION.


PROPOSAL NO. 8
--------------

           APPROVAL OF THE INCLUSION OF LIABILITY COVERAGE OF MR. TOM
           WYLER, THE CHAIRMAN OF THE BOARD OF DIRECTORS, WHO IS ALSO
             CONSIDERED THE INDIRECT CONTROLLING SHAREHOLDER OF THE
          COMPANY, IN ANY DIRECTORS' AND OFFICERS' INSURANCE POLICIES
           CURRENTLY MAINTAINED BY THE COMPANY AND IN ANY DIRECTORS'
            AND OFFICERS' INSURANCE POLICIES THAT MAY BE MAINTAINED
                 BY THE COMPANY FROM TIME TO TIME IN THE FUTURE

     Following the approval of the Audit Committee and the Board of Directors, it is proposed to include the liability coverage of Mr. Tom Wyler, the Chairman of the Board of Directors who is also considered an indirect controlling shareholder of the Company, with respect to his capacities as a director and officer of the Company and/or any of its subsidiaries, in the directors' and officers' insurance policy currently maintained by the Company and in any insurance polices that may be maintained by the Company from time to time in the future.

     It is proposed that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
"RESOLVED, THAT THE COVERAGE OF MR. TOM WYLER, THE CHAIRMAN OF THE BOARD OF DIRECTORS WHO IS CONSIDERED AN INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY, WITH RESPECT TO HIS CAPACITIES AS DIRECTOR AND OFFICER OF THE COMPANY AND/OR ANY OF ITS SUBSIDIARIES, IN THE DIRECTORS' AND OFFICERS' INSURANCE POLICY CURRENTLY MAINTAINED BY THE COMPANY AND IN ANY INSURANCE POLICES THAT MAY BE MAINTAINED BY THE COMPANY FROM TIME TO TIME IN THE FUTURE, WHICH TERMS HAVE BEEN APPROVED BY THE COMPANY'S AUDIT COMMITTEE AND BOARD OF DIRECTORS AND AS PRESENTED TO THE SHAREHOLDERS, BE, AND SAME HEREBY IS, APPROVED."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.


PROPOSAL NO. 9
--------------

          APPROVAL OF THE GRANT BY THE COMPANY, IN ACCORDANCE WITH THE
          COMPANIES LAW, OF A PROSPECTIVE UNDERTAKING TO INDEMNIFY MR.
           TOM WYLER, THE CHAIRMAN OF THE BOARD OF DIRECTORS, WHO IS
              ALSO CONSIDERED THE INDIRECT CONTROLLING SHAREHOLDER
                                 OF THE COMPANY

     Following the approval of the Audit Committee and the Board of Directors it is proposed that the Company grant Mr. Tom Wyler, the Chairman of the Board of Directors, who is considered an indirect controlling shareholder of the Company, a prospective undertaking to indemnify with respect to liability or expenses incurred by him due to an act performed or which shall be performed by him in his capacities as a director or officer of the Company and/or of the Company's subsidiaries.

     The terms of such prospective indemnification undertaking shall be identical in all respects to the prospective indemnification undertaking, that may be issued to other directors and officers of the Company. for a description of the principles applying to such prospective indemnification undertaking, see Proposal 7 above.

     It is proposed that the following resolution be adopted at the Meeting:


--------------------------------------------------------------------------------
"RESOLVED, THAT THE GRANT OF PROSPECTIVE INDEMNIFICATION UNDERTAKING BY THE COMPANY TO MR. TOM WYLER, THE CHAIRMAN OF THE BOARD OF DIRECTORS WHO IS CONSIDERED AN INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY, WHICH TERMS HAVE BEEN APPROVED BY THE COMPANY'S AUDIT COMMITTEE AND BOARD OF DIRECTORS AND AS PRESENTED TO THE SHAREHOLDERS, BE, AND SAME HEREBY IS, APPROVED."
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.

     In addition, the shareholders will be requested to consider at the Meeting the Directors' Report and the financial statements of the Company for the fiscal year ended December 31, 2001.

                                 OTHER BUSINESS

     Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

     The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not your expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 2 business days before the Meeting.

                                             By Order of the Board of Directors,

                                             /S/TOM WYLER
                                             TOM WYLER,
                                             CHAIRMAN OF THE BOARD OF DIRECTORS

November 5, 2002